

June 28, 2019

VIA E-MAIL

Brandon J. Cage, Esq.
Assistant Vice President, Counsel
Pacific Life Insurance Company
6750 Mercy Road
Omaha, NE 68106

Re: Pacific Life Insurance Company
     Initial Registration Statements on Form N-6
     Pacific Harbor VUL Flexible Premium Life Insurance Policy - File No. 333-231308
     Pacific Select VUL 2 Flexible Premium Life Insurance Policy - File No. 333-231309
     MVP VUL 11 Flexible Premium Life Insurance Policy - File No. 333-231310
     MVP VUL 11 LTP Flexible Premium Life Insurance Policy - File No. 333-231311

Dear Mr. Cage:

On May 9, 2019, you filed the above-referenced initial registration statements on Form N-6 on behalf of Pacific Life Insurance Company (the "Company"). Based on your representations that the four registration statements are substantially similar, the Staff's review focused on the registration statement for the Pacific Select VUL 2 Flexible Premium Life Insurance Policy. Based on our review, we have the following comments.[1] The comments apply to the other registration statements unless otherwise indicated.

General

1. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

2. The staff notes that the registration statement has omitted information from several sections of the prospectus and several exhibits. Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

3. Please advise whether there are any types of guarantees or support agreements with third parties to support any of the Company's guarantees under the Policy or whether the Company will be solely responsible for payment of Policy benefits.

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

Benefits and Risks of Your Policy

4. In the second paragraph, please clarify and specifically state an investor can find all material state variations in Appendix A to the prospectus. Additionally, please delete the final sentence of the paragraph.

5. Under *Lapse*, please also provide a brief discussion of the applicable Grace Period.

6. Under *Investment Performance*, please disclose that Segment Indexed Interest will never be negative.

7. The disclosure under *No Additional Segment Allocations to an Existing Segment* is unclear. Please revise in plain English. Please also clarify whether the effect of deductions described here is applicable if a policy owner makes any deduction or withdrawal prior to Segment Maturity.

8. The disclosure under *Effects of Deductions on Indexed* Interest is confusing. Please revise to explain the effect of such deductions in plain English.

Fee Tables

9. Please confirm supplementally that the fees for all incidental benefits associated with the Policy are disclosed in the fee table.

10. Under Benefit Distribution Rider and Conversion Rider, the Fee Table states, "There is no current or guaranteed charge on this rider." Please revise to clarify whether the Company retains the right to impose a charge in the future. If so, please state the maximum charge. If not, please state that the guaranteed maximum is $0.

11. Please revise footnote 3 to the Fee Tables to refer to a "representative insured" rather than a "sample Policy."

Total Annual Fund Operating Expenses

12. The staff notes that the minimum and maximum portfolio operating expenses are the same in both examples provided (*i.e.*, before waivers and after waivers). Please revise as appropriate.

Terms Used in this Prospectus

13. There are several instances in which different terms in the glossary have identical definitions. For example, the terms ""1-Year High Par Indexed Account", "1-Year Indexed Account", and "1-Year No Cap Indexed Account" all have substantively the same definition. This is also true of "Fixed Account" and "Fixed LT Account." Please provide sufficient information in each definition to allow investors or policy owners to understand the difference between the terms.

14. The definition of "Coverage Layer" uses the defined term itself in the definition and does not provide a reasonable explanation of the term. Please revise.

15. Please explain the need for the term "Cumulative Minimum Segment Guaranteed Interest Rate" as all Segment Terms are for one year.

16. In addition to the current definition, please provide a plain English, narrative definition of "Index Growth Rate" describing what it is and how it is used by the Company.

17. Please revise the definition of Segment Indexed Interest Rate in plain English.

18. Please revise the first sentence of the definition of "Total Face Amount" for clarity.

19. The term "Variable Investment Option" is defined as "a Variable Account or Variable Option." However, "Variable Option" is not a defined term. Please revise and clarify.

Policy Basics

20. The disclosure states that the "Pacific Select VUL 2 is a flexible premium life insurance policy that *insures the life of one person . . .*" (emphasis added). Please reconcile this disclosure with the disclosure relating to joint owners. Please also correct in other relevant locations throughout the prospectus.

Owners, the Insured, and Beneficiaries

21. In the event that there are joint owners of a policy, please clarify in the disclosure whether the Company requires satisfactory evidence of insurability for both owners.

Your Free Look Right

22. Please explain supplementally why the Free Look policy relating to policy owners in California is different from the corresponding policy in other states that require the return of premium (*i.e.*, the greater of premium payments received during the Free Look period or the Policy's Accumulated Value, plus any Policy charges and fees deducted, less Policy debt).

Timing of Payments, Forms and Requests

23. In the second to last paragraph of the section, please delete the cross-reference to the Policy. Instead, please ensure that all conditions are specified in the prospectus and consider providing a cross-reference to their location in the prospectus.

24. Under *Benefit Distribution Rider*, please specify all material state variations or provide a cross-reference to Appendix A.

Statements and Reports We Will Send You

25. In the second to last paragraph of the section, the disclosure states:

> "We assume transactions are accurate unless you notify us in writing within 90 days from the date of the transaction confirmation on which the error occurred or if the transaction is first confirmed on the quarterly statement, within 90 days after the quarterly statement date. All transactions are deemed final and may not be changed after the applicable 90 day period."

Please delete or revise this disclosure. FINRA Notice to Members 06-72 specifically provides that "[t]he statement required by Rule 2340, as amended, does not impose any limitation whatsoever on a customer's right to raise concerns regarding inaccuracies or discrepancies in his or her account at any time, either in writing or orally, and to bring these concerns to his or her brokerage and/or clearing firm. Further, although firms that issue account statements are required by this amendment to advise customers to "promptly" report their concerns to their firm(s) and reconfirm any conversations with their firms in writing, Rule 2340 does not impose any time limit during which customers may report inaccuracies in their accounts."

Changing the Face Amount

26. Under *Term Increases in Face Amount*, the last sentence of the first paragraph states that future Term Increases will not require medical underwriting but may require "financial underwriting." Please explain the meaning of "financial underwriting."

Death Benefit Options

27. Please clarify under *Limits on Option C* that Option C must be elected at issue, if true.

Optional Riders and Benefits

28. Please ensure that the section describing each rider clearly discloses whether the rider must be elected at issue.

29. Under *Investment Allocation Requirements—the Allowable Investment Options*, please reorganize the first paragraph or revise to clarify up front that the investment restrictions discussed therein apply only if a policy owner selects a rider that requires such investments. Additionally, if the Flexible Duration No Lapse Guarantee Rider is the only such rider, please move the disclosure to the section describing that rider and make conforming changes to the narrative both before and after the list of Allowable Investment Options.

30. In the paragraph following the list of Allowable Investment Options, please revise the parenthetical disclosure in the penultimate sentence to say, "(at least 90 calendar days)."

31. Many of the riders appear to offer similar benefits, but the disclosure does not provide clear explanations as to the differences between them and how an investor can determine which rider best meets his or her needs. Consider adding a chart or some other presentation comparing the riders that offer similar benefits.

32. The Fee Table indicates that the Coverage Charge for the Annual Renewable Term Rider and the SVER Term Insurance Riser-Corporate is a certain amount per $1,000 of Rider Coverage Layer. However, the disclosure describing each rider states that a decrease in the Rider's Face Amount will not decrease the Coverage charge. Please provide the basis for that, and add disclosure in a footnote to the fee table indicating this fact.

33. The description of the Flexible Duration No-Lapse Guarantee Rider is extremely technical and does not provide an adequate, plain English description of how the guarantee works. Please revise. In accordance with plain English principles, please use defined terms sparingly.

34. The Flexible Duration No-Lapse Guarantee Rider uses the term "Excess Premium Load," and the Excess Premium Load rate provided in the Examples (10%) exceeds the maximum premium load in the fee table (6.5%). Please provide the guaranteed maximum of the Excess Premium Load rate in the fee table. Please also provide a clearer definition of Excess Premium Load.

35. The disclosure states that the Flexible Duration No-Lapse Guarantee will terminate upon any allocation into an Investment Option that is not an allowable Investment Option. Please state whether the Company will provide policy owners with notice and an opportunity to correct any non-qualifying investment prior to the termination of the Rider.

36. In the section describing the Overloan Protection 3 Rider, consider making more prominent the tax risk, as discussed in the final paragraph of that section, for example by using larger, bold, or italicized font or adding an appropriate sub-heading to highlight the risk for policy owners.

37. The description of the Short-Term No-Lapse Guarantee Rider is extremely technical and does not provide an adequate, plain English description of how the guarantee works. Please revise. In accordance with plain English principles, please use defined terms sparingly.

38. Disclosure describing the Annual Renewable Term Rider – Additional Insured states that one condition of payment of the proceeds is "[p]roof of the claimant's legal interest in the proceeds." Please provide additional explanation of this condition as well as how a claimant may satisfy it.

39. Disclosure describing the Annual Renewable Term Rider – Additional Insured states that the Rider may be converted to a new policy on the life of the Additional Insured upon termination of the Policy due to death of the Primary Insured under the Policy. Please

disclose what the Additional Insured must do in order to convert to a new Policy. Will the Company send notice to the Additional Insured of his or her options?

40. Disclosure describing the Benefit Distribution Rider states that policy owners who have elected certain riders "may not be eligible" to request unscheduled increases in Coverage Layers. Please clarify whether this should say "are not eligible," or provide a cross-reference to where an investor can determine whether he or she is eligible.

41. The section describing the Premier LTC Rider states that the benefits of the rider are "subject to the limitations, exclusions and eligibility conditions defined in the Rider." Please confirm that the limitations, exclusions, and eligibility conditions are disclosed in the prospectus and provide a cross-reference.

How Premiums Work

42. The last sentence of the fourth paragraph says, "Otherwise, your Accumulated Value will be transferred to the Indexed Fixed Options on the Segment Start Date." Please confirm whether this should say that the Accumulated Value "will not be transferred . . . ."

Your Policy's Accumulated Value

43. Please explain how the Company will notify a policy owner that his or her Accumulated Value less any Policy Debt is insufficient to pay for Policy charges. Please also clarify when the Grace Period begins.

Policy Charges

44. Please disclose the Policy underwriting requirements. If the Company's use of simplified underwriting or other underwriting methods would cause healthy individuals to pay a higher cost of insurance than they would pay it the Company used different underwriting methods, please state that the cost of insurance rates are higher for healthy individuals as a result of that method of underwriting being used. *See* Form N-6, Item 5(a), Instr. 2.

Variable Investment Options

45. Please add disclosure regarding how the Investment Options are chosen by the Company. Please also disclose any relevant conflicts of interest related to the Investment Options.

46. Please include a conspicuous statement regarding how to obtain a prospectus containing more complete information for each of the Investment Options.

Fixed Options

47. Please add disclosure explaining the differences between the Fixed Account and the Fixed LT Account.

Index Fixed Options

48. Please explain why the summary table includes the line "Cumulative Segment Guaranteed Interest Rate" as it appears that all Segments have a Segment Term of one year.

49. Please add disclosure following the summary table explaining the calculation of the average Segment monthly balance and how it applies in the case of a partial withdrawal prior to Segment Maturity.

50. The disclosure states that the Company reserves the right to "cease offering one or more of the Indexed Accounts at any time." Please clarify whether this will always occur at the end of a Segment Term. If not, please explain how Segment Interest is calculated for the periods prior to and after the termination of the Indexed Account. Please make similar revisions in the section discussing the discontinuation or change of an underlying index.

51. In the third paragraph following the summary table, please clarify whether Segment Interest is forfeited if the policy is surrendered or a partial withdrawal is made prior to Segment Maturity.

52. For clarity and context, please move the explanations of Growth Cap, Index Threshold Rate, Participation Rate, and how a Segment works to precede the Indexed Fixed Option examples.

53. The disclosure relating to the Growth Cap and Index Threshold Rate states that the Company will declare any change in the Growth Cap/Index Threshold Rate at the start of a Segment Term. Please clarify when and how a policy owner will learn the relevant Growth Cap, Index Threshold Rate, or Participation Rate for a Segment. If it is not until the Segment begins, please specify what the policy owner's options are, if any, if he or she does not find the Growth Cap, Index Threshold Rate, or Participation Rate acceptable.

54. Please provide additional explanation of how an Index Threshold Rate and a Participation Rate is used to calculate the Segment Indexed Interest credited to a Segment.

How Our Accounts Work

55. The disclosure states that the Company can "eliminate any of our Variable Accounts if we believe marketing, tax or investment conditions warrant it. We can terminate and liquidate any Variable account. Please disclose what happens to a policy owner's investment in a particular Variable Account if it is terminated or liquidated. Additionally, please disclose that the Company will provide any required notice or receive any required approval from policy owners or the SEC.

Statement of Additional Information

56. Please provide the Company's financial statements in a pre-effective amendment prior to requesting acceleration of effectiveness. Please also provide an auditor's consent.

57. Please provide new Powers of Attorney that specifically reference each filing (*e.g.*, by the Securities Act File Number or the Policy name). *See* Rule 483(b).

* * * *

Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments for each of the registration statements filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filings in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of the preliminary prospectuses.

Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.

In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing the pre-effective amendments, please feel free to contact me at (202) 551-6497 or budaf@sec.gov.

Sincerely,

/s/ Frank A. Buda

Frank A. Buda
Senior Counsel